UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

CUSIP NUMBER

(Check one):    ☐ Form 10-K
☐ Form 20-F
☐ Form 11-K
☒ Form 10-Q
☐ Form 10-D
☐ Form N-SAR Form N-CSR
For Period Ended: September 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rainmaker Systems, Inc.
Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
900 East Hamilton Ave., Campbell, CA 95008
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rainmaker Systems, Inc. (“Rainmaker” or the “Company”) is filing this Notification of Late Filing with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. Due to accounting staff turnover in the most recent quarter, preparation of the financial statements and subsequent external review has been delayed. At this time, the Company expects to be able to file its Form 10-Q for the fiscal quarter ended September 30, 2014, by November 19, 2014, which will be the end of the 5-day extension period provided by Rule 12b-25.

SEC 1344 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Bryant Tolles, Chief Financial Officer     408         340-2515
(Name)     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Company has not yet finalized its financial results for the quarter ended September 30, 2014 due to accounting staff turnover in the most recent quarter. Accordingly, the Company is unable at this time to provide a quantitative assessment of the change in results of operations from the corresponding period for the last fiscal year. The Company anticipates reporting a decrease in net revenue for the three and nine months ended September 30, 2014 compared to the comparative 2013 periods. The Company also anticipates reporting smaller net losses from continuing operations for the three and nine months ended September 30, 2014 compared to the comparative 2013 periods.

This Notification of Late Filing may contain forward-looking statements regarding future events. These forward-looking statements are based on information available to Rainmaker as of this date and the Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance, and actual results could differ materially from current expectations. Among the factors that could cause actual results to differ materially from those in the forward-looking statements in this Notification of Late Filing are the potential adjustments to the Company’s financial statements recommended or required by the Company's independent registered public accounting firm, the potential impact of any such adjustments on the Company’s previously reported results of operations, including its previously reported net loss, and the timing and results of the Company’s evaluation of its internal control over financial reporting relating to the potential adjustments. All of the forward-looking statements made in this Notification of Late Filing are qualified by the above cautionary statements and other factors detailed in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s filings on Forms 10-K and 10-Q.

Rainmaker Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2014         By /s/ Bryant Tolles
Bryant Tolles
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).